

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 27, 2007

Via Facsimile (720) 904-7619 and U.S. Mail

Steven E. Segal, Esq.
Greenberg Traurig, LLP
The Tabor Center
1200 17th Street, Suite 2400
Denver, CO 80202

> **Re: Pomeroy IT Solutions, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed June 21 and 25, 2007**
> **File No. 000-20022**

Dear Mr. Segal:

We have reviewed the above-referenced filings and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Additional Soliciting Materials

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, *for example*:

    - your assertion that "Flagg Street's attacks have created a potential negative distraction for all of our employees, as well as for our customers, and Flagg Street is undermining our efforts to further enhance shareholder value." (June 21, 2007 filing);

    - your assertion that Mr. Rinaldi was "personally attacked by Flagg Street with untrue statements" (June 21);

    - your disclosure that the rent and lease terms for the lease of your headquarters and distribution facility are "more favorable to the Company than could be obtained from a third-party." (June 21);

- your assertion that the election of Flagg Street's nominees would significantly jeopardize your ability to successfully implement your strategy. (June 21 and June 25);

- your disclosure that you "believe, based on our research and discussions with executives at other companies in which Flagg Street has invested, that Flagg Street's actions are driven purely by its own agenda to seek attention to itself and realize short-term return on its investment in the Company." (June 21);

- your assertion that "Flagg Street's self-serving, unprofessional personal attacks could negatively affect the long-term interests of the Company and all stockholders." (June 21);

- your assertion that Mr. Ruffolo "was *fired* as COO of Akamai Technologies after six months in the position." (emphasis added; June 21 and June 25);

- your belief that Mr. Ruffolo's "claims of accomplishments and responsibilities in Flagg Street's proxy filings are inconsistent with his actual employment history" (June 21); and

- your disclosure that the company believes "it is now seeing the benefits" of the ARC acquisition in 2004. (June 25)

2.   We note in the second page of your June 21 filing your disclosure relating to the relationship between Mr. Rinaldi and NCCC. Please reconcile your disclosure that Mr. Rinaldi is not an affiliate of NCCC with your disclosure that Mr. Rinaldi is an executive officer of NCCC.

3.   You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9 and Note B to the rule. We note, *for example*:

- your assertion that the statements by Flagg Street "are indicative of its nominees' behavior if elected to the Board. This type of conduct could be damaging to shareholder value and negatively affect the Company's positive momentum." (June 21)

- your assertion that Flagg Street's disclosure are "self-serving, unprofessional" (June 21);

- your assertion that the company's board has "serious concerns about [Mr. Starr's] maturity, judgment and professionalism based on his conduct over the last several months." (June 21 and June 25);

- your disclosure that Mr. Starr "has proven to be a very obstinate, impatient and difficult individual who consumes a great deal of management's time while not providing any particularly useful input." (June 25)

4. With respect to the first bullet point in comment 3 above, please clarify supplementally and in future filings how statements made in the course of a proxy solicitation by various persons are indicative of future behavior by some of those persons at a time when those persons would be under an obligation to fulfill fiduciary duties.

5. Provide additional background to your disclosure that Mr. Ruffolo was sued as a director for breach of fiduciary duty of disclosure supplementally and in future filings. For example, clarify if Mr. Ruffolo was the only defendant in the lawsuit and the outcome of the lawsuit.

6. In future filings, provide additional context to your disclosure that Mr. Ruffolo and Mr. Press own no shares of your stock. We note, for example, that Mr. Lomicka also owns no shares of your stock.

7. Explain in future filings how the Pomeroy's family interests, as owners of approximately 22% of the company's stock, "are more directly aligned with all other stockholders than is Flagg Street."

Closing Comments

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP."

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions